AR/S

02057897

P.E. 6-30-02

First Things First

2002 Annual Report FFD Financial Corporation

First Federal
COMMUNITY BANK

First Things First.



Letter from the Chairman and President

We're pleased to present this 2002 Annual Report of FFD Financial Corporation, parent company of First Federal Community Bank. In April of 2001, our directors and senior management team held a strategic planning retreat. Priorities established as a result of the long term planning session were:

- Enhance the image of the bank
- Continue our transition to becoming a strong community bank
- Expand our facilities to accommodate our growth;
- Open a new branch
- Improve our data processing technology
- Reduce our reliance on more costly time deposits
- Implement a share repurchase program to deploy our excess capital
- Plan for director succession

All of these priorities were addressed during the past fiscal year as we built for the future, improved shareholder value, and maintained our level of profitability within a very challenging and difficult economy.

Returns to our shareholders this fiscal year have exceeded 35% based upon the year-to-year change in our stock price and our dividend payments. We are very proud of this growth in the value of your shares, especially considering the returns other companies have experienced in the capital markets. We remain focused on increasing shareholder value through effective utilization of capital, asset growth, profit improvement, and where possible, strategic acquisitions.

As we discussed in last year's report, we're pleased to report that we've successfully introduced our Internet Banking and Bill Payment products, **First Federal Direct** and **First Federal Direct Pay**. As of June 30th, 2002 we have over 400 customers using these outstanding new products that we believe hold the key to future growth, customer retention, and cost reductions.

As you may have seen through our advertising campaign and name change, our image within the community has been enhanced with our "First Things First" theme. This theme reflects the way we do business and our desire to place the needs of our customers first and foremost in our banking practices.

In December 2001, we acquired a building at 902 Boulevard in Dover to become our third branch office location. The office underwent extensive renovations and officially opened on July 3rd, 2002. The new full-service branch office will alleviate our space needs by housing our loan department, and will improve our overall efficiency and distribution system.

In March of 2002, we converted our data processing platform to the Kirchman Bankway system. The new platform provides the Bank with the opportunity to better serve our customers with an expanded product support capability and built-in technology and efficiency improvements.

Our deposit growth primarily consisted of core, lower cost deposits with less reliance on higher cost time deposits. Time deposits now account for only 52% of total deposits compared to 56% the prior year. This shift will continue to offer net interest margin improvement.



Each of these significant accomplishments occurred during a time of economic uncertainty and recession. Our team has worked diligently to position the Bank for future growth and profitability during a time of rapidly declining interest rates, flat loan demand, and increased expenses due to our investment in technology and facilities.

It goes without saying that we are extremely proud of the team that has been assembled at the Bank. As we have geared up for our third office, we have been able to find some excellent additions to the First Federal team. Since customer service is so very important in differentiating us from our competition, we take great pride in hiring people that enjoy customers, their job, and teamwork. As you can see from the theme of this annual report, *people* are our most valuable resource. The individuals highlighted within this report are only a representative sample of the staff dedicated to serving our most valuable asset, our *customers*.



Highlights of our financial performance for fiscal 2002 include an improvement of 7% in earnings per share from $.86 to $.92, deposit growth of 5% to over $95 million, and an increase of 105% in non-interest income. During the 2002 fiscal year we repurchased 81,441 of the Corporation's shares. This represented 6.6% of the outstanding stock as of July 1, 2002. This repurchase program enhances earnings per share and book value, and reduces excess capital and improves our return on equity. Additionally, the annual dividend rate payable to stockholders was increased by $.02 per share. We believe our common stock continues to be a good value, and we will continue to evaluate repurchase opportunities. The growth in our non-interest income area will continue to be a core focus for the company. As a direct result of the growth in core deposit accounts and our secondary mortgage market activities, non-interest income will become an increasingly greater percentage of our income.

As we look ahead to 2003, we're excited about the growth prospects our new branch facility, systems improvement, internet banking, and an improving economy will provide. We're positioned to utilize the investments we made in fiscal 2002 to provide our shareholders, customers, and community "First Things First," the trademark of excellent community bank service.



In closing, we want to pay special tribute to our retiring director, Richard J. Herzig. Dick has been a solid, steady presence on the Board for the past 31 years. His contributions to the Bank during his tenure have aided the company in becoming what it is today – a strong full-service community bank serving the personal and business needs of our area. Please join us in congratulating Dick on a job well done!

We continue to appreciate your ownership and support.

E. L. Loader
Chairman

Trent B. Troyer
President and Chief Executive Officer


You can't be a first place bank by making secondhand decisions.

Scott Finnell

Business of FFD Financial Corporation

FFD Financial Corporation ("FFD" or the "Corporation"), is the holding company for First Federal Community Bank ("First Federal" or the "Bank"), a federal savings bank.

FFD was formed in 1996 in connection with the conversion of First Federal from a mutual savings bank to a stock savings bank (the "Conversion"). Since its formation, FFD's activities have been limited primarily to holding the common shares of First Federal.

First Federal is principally engaged in the business of making fixed-rate and adjustable-rate first mortgage loans, secured by one- to four-family residential real estate located in Tuscarawas County, which is First Federal's primary market area. First Federal also originates loans for the construction of residential real estate, loans secured by multifamily real estate (over four units), loans for commercial business purposes and nonresidential real estate loans. The origination of consumer loans, including unsecured loans, passbook loans, loans secured by motor vehicles and home improvement loans, constitutes a small portion of First Federal's lending activities. In addition to originating loans, First Federal invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions and mortgage-backed securities. Funds for lending and investing activities are obtained primarily from deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC"), from Federal Home Loan Bank ("FHLB") advances, and from loan sales and loan and mortgage-backed securities repayments. First Federal conducts business from three locations, two in Dover, Ohio and one in New Philadelphia, Ohio.

FFD is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). First Federal is subject to regulation, supervision and examination by the OTS and the FDIC. First Federal is also a member of the FHLB of Cincinnati.

Robert Gerber

First Things First.

A first place bank should not be the last place you look for financial help

Market Price of FFD's Common Shares and Related Shareholder Matters

There were 1,237,678 common shares of FFD outstanding on August 30, 2002, held of record by approximately 620 shareholders. Price information for FFD's common shares is quoted on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "FFDF."

The following table sets forth the high and low trading prices for the common shares of FFD, as quoted by Nasdaq, together with the dividends declared per share, for each quarter of fiscal 2002 and 2001.

2001

Quarter Ended:	HIGH TRADE	LOW TRADE	CASH DIVIDENDS DECLARED
September 30, 2000	$10.75	$8.88	$.09
December 31, 2000	9.75	7.75	.09
March 31, 2001	9.25	7.00	.09
June 30, 2001	10.75	8.38	.09

2002

Quarter Ended:	HIGH TRADE	LOW TRADE	CASH DIVIDENDS DECLARED
September 30, 2001	$11.55	$9.60	$.095
December 31, 2001	12.50	9.61	.095
March 31, 2002	12.25	11.95	.095
June 30, 2002	14.95	11.50	.095

The income of FFD consists primarily of dividends which may periodically be declared and paid by the Board of Directors of First Federal on the common shares of First Federal held by FFD. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, First Federal is not permitted to pay a cash dividend on its common shares if the regulatory capital of First Federal would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account established in connection with the Conversion or applicable regulatory capital requirements prescribed by the OTS.

First Things First!

If you're going to be a first place bank... it helps to be in all the right places

Periann McCoy

Selected Consolidated Financial Information and Other Data

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding FFD at the dates and for the periods indicated.

[in thousands]

SELECTED CONSOLIDATED FINANCIAL CONDITION DATA AT JUNE 30:	2002	2001	2000	1999	1998
Total amount of:					
Assets	$130,303	$133,097	$125,147	$112,293	$90,966
Interest-bearing deposits	11,726	8,024	1,485	2,167	607
Investment securities available for sale - at market	2,047	1,000	2,875	2,924	2,655
Investment securities held to maturity - at cost	—	—	—	—	977
Mortgage-backed securities available for sale - at market	1,551	7,799	9,135	10,978	5,935
Mortgage-backed securities held to maturity - at cost	1,606	3,721	4,189	4,779	5,960
Loans receivable - net [1]	107,055	107,467	102,939	87,382	70,990
Deposits	95,542	91,018	77,987	72,025	61,956
Advances from the FHLB and other borrowings	17,553	24,732	30,412	23,616	12,519
Shareholders' equity, restricted	16,541	16,604	16,265	16,204	15,825

[in thousands, except per share data]

SUMMARY OF EARNINGS FOR THE YEAR ENDED JUNE 30:	2002	2001	2000	1999	1998
Interest income	$8,005	$9,549	$8,323	$6,915	$6,460
Interest expense	3,893	5,498	4,754	3,941	3,454
Net interest income	4,112	4,051	3,569	2,974	3,006
Provision for losses on loans	150	201	106	—	—
Net interest income after provision for losses on loans	3,962	3,850	3,463	2,974	3,006
Other income	536	262	179	428	525
General, administrative and other expense	2,812	2,451	2,262	2,317	2,044
Earnings before income taxes	1,686	1,661	1,380	1,085	1,487
Federal income taxes	573	560	458	368	505
Net earnings	$1,113	$1,101	$ 922	$ 717	$ 982
Earnings per share					
Basic	$.94	$.86	$.69	$.53	$.73
Diluted	$.92	$.86	$.68	$.51	$.71

[1] Includes loans held for sale.

SELECTED FINANCIAL RATIOS AND OTHER DATA AT OR FOR THE YEAR ENDED JUNE 30:	2002	2001	2000	1999	1998
Return on average assets	0.84%	0.86%	0.77%	0.69%	1.06%
Return on average equity	6.75	6.69	6.07	5.11	4.65
Interest rate spread	2.85	2.75	2.51	2.37	2.22
Net interest margin	3.22	3.26	3.06	2.92	3.29
General, administrative and other expense to average assets	2.13	1.91	1.90	2.25	2.20
Average equity to average assets	12.50	12.81	12.75	13.59	22.75
Nonperforming assets to total assets	0.48	0.08	0.18	0.01	0.09
Nonperforming loans to total loans	0.58	0.10	0.22	0.02	0.11
Delinquent loans to total loans [1]	2.57	0.96	0.61	0.39	0.51
Allowance for loan losses to total loans	0.66	0.52	0.36	0.30	0.37
Allowance for loan losses to nonperforming loans	114.63	537.14	166.67	1,793.33	329.27
Average interest-earning assets to average interest-bearing liabilities	112.05	111.49	113.53	114.24	128.34
Dividend payout ratio [2]	40.43	41.86	49.28	56.50	41.10
Number of full service offices [3]	3	2	2	2	2

[1] Delinquent loans are loans as to which a scheduled payment has not been made within 30 days after the due date.
[2] Dividend payout ratio for the year ended June 30, 1998, excludes the $4.50 per share special capital distribution.
[3] The Bank's third full service office opened on July 3, 2002.


Sometimes it takes a first place bank to see the potential of a second mortgage.

Mary Mitchell

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

FFD was incorporated for the purpose of owning all of First Federal's outstanding stock. As a result, the discussion that follows focuses on First Federal's financial condition and results of operations. The following discussion and analysis of the financial condition and results of operations of FFD and First Federal should be read in conjunction with and with reference to the consolidated financial statements, and the notes thereto, included in this Annual Report.

CHANGES IN FINANCIAL CONDITION FROM JUNE 30, 2001 TO JUNE 30, 2002

The Corporation's assets at June 30, 2002, totaled $130.3 million, a $2.8 million, or 2.1%, decrease from the total at June 30, 2001. This decrease resulted primarily from an $8.4 million decrease in mortgage-backed securities, partially offset by a $4.9 million increase in cash, interest-bearing deposits and investment securities. A $7.2 million decrease in advances from the Federal Home Loan Bank was partially offset by an increase in deposits of $4.5 million.

Cash and interest-bearing deposits totaled $13.2 million at June 30, 2002, an increase of $3.9 million, or 41.5%, over June 30, 2001. Interest-bearing deposits increased by $3.7 million. Investment securities totaled $2.0 million at June 30, 2002, an increase of $1.0 million. Maturities of investment securities totaling $1.0 million were offset by a $2.1 million purchase of a U. S. Government agency security.

Mortgage-backed securities totaled $3.2 million at June 30, 2002, an $8.4 million, or 72.6%, decrease from the total at June 30, 2001. This decrease resulted from principal repayments totaling $3.2 million and sales of mortgage-backed securities of $5.0 million. The sale of mortgage-backed securities resulted in a realized gain of $67,000.

Loans receivable, including loans held for sale, totaled $107.1 million at June 30, 2002, a decrease of $412,000, or .4%, from the June 30, 2001 total. Loan disbursements during fiscal 2002 totaled $51.2 million, which were offset by principal repayments of $32.2 million and loans sold in the secondary market totaling $19.2 million. Loan origination volume during the year ended June 30, 2002, increased by $6.4 million, or 14.4%, compared to fiscal 2001. During fiscal 2002, management continued to meet consumer preference for fixed-rate loans in the low interest rate environment, by selling certain lower-yielding fixed-rate loans in the secondary market. The volume of loans sold during fiscal 2002 increased by $10.0 million, or 107.5%, over that of fiscal 2001. As a result, the portfolio of loans secured by one- to four-family residential real estate declined by $3.1 million to $64.6 million at June 30, 2002. Loans secured by nonresidential real estate totaled $24.9 million at June 30, 2002, compared to $24.6 million at

June 30, 2001. Commercial loans totaled $11.3 million at June 30, 2002, compared to $7.4 million at June 30, 2001. Nonresidential real estate and commercial lending is generally considered to involve a higher degree of risk than residential real estate lending due to the relatively larger loan amounts and the effects of general economic conditions on the successful operation of the related business or income-producing properties. The Bank has endeavored to reduce such risk by evaluating the credit history and past performance of the borrower, the location of the real estate, the quality of the borrowers' management, the debt service ratio, the quality and characteristics of the income stream generated by the business or the property and appraisals supporting the property's valuation, as applicable.

The allowance for loan losses totaled $713,000 and $564,000 at June 30, 2002 and 2001, respectively, which represented .66% and .52% of total loans and 114.6% and 537.1% of nonperforming loans at those respective dates. Nonperforming loans amounted to $622,000 and $105,000 at June 30, 2002 and 2001, respectively. The increase in nonperforming loans resulted primarily from several loans to one borrower totaling approximately $400,000. Management believes the Bank's nonperforming loans at June 30, 2002 are adequately collateralized and no loss is anticipated on such loans. Although management believes that the allowance for loan losses at June 30, 2002, was adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's net earnings.

Deposits totaled $95.5 million at June 30, 2002, a $4.5 million, or 5.0%, increase over total deposits at June 30, 2001. This increase resulted primarily from management's efforts to generate growth through advertising and pricing strategies. Proceeds from deposit growth were used primarily to fund new loan originations and to repay FHLB advances during the period.

FHLB advances totaled $17.6 million at June 30, 2002, a $7.2 million, or 29.0%, decrease from June 30, 2001. The repayment of FHLB advances was funded primarily by the increase in deposits and proceeds from sales and repayments of mortgage-backed securities.

Shareholders' equity totaled $16.5 million at June 30, 2002, a decrease of $63,000, or .4%, from June 30, 2001 levels, as net earnings of $1.1 million were offset by dividends paid totaling $446,000 and purchases of treasury shares totaling $936,000.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

The consolidated net earnings of FFD depend primarily on its level of net interest income, which is the difference between interest earned on FFD's interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is substantially affected by FFD's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as by the average balance of interest-earning assets compared to interest-bearing liabilities.

GENERAL. FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2002, an increase of $12,000, or 1.1%, over the net earnings recorded in fiscal 2001. The increase in net earnings resulted primarily from a $61,000 increase in net interest income, a $51,000 decrease in the provision for losses on loans and a $274,000 increase in other operating income, which were partially offset by a $361,000 increase in general, administrative and other expense and a $13,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income decreased by $1.5 million, or 16.2%, to a total of $8.0 million for the year ended June 30, 2002, compared to $9.5 million for the year ended June 30, 2001. Interest income on loans decreased by $915,000, or 11.0%, due primarily to a 116 basis point decrease in the average yield, to 6.78% in fiscal 2002, which was partially offset by a

$4.4 million, or 4.2%, increase in the average loan portfolio balance outstanding year to year. Interest income on mortgage-backed securities decreased by $458,000, or 54.1%, due primarily to a $4.9 million, or 39.7%, decrease in the average balance outstanding, and a 165 basis point decrease in the average yield earned on such securities, to 5.23% in fiscal 2002. Interest income on investment securities decreased by $128,000, or 90.1%, due primarily to a $1.9 million, or 83.2%, decrease in the average balance outstanding and a 250 basis point decrease in the weighted-average yield year to year. Interest income on interest-bearing deposits decreased by $43,000, or 17.9%, due primarily to a 320 basis point decrease in the weighted-average yield, which was partially offset by a $5.8 million, or 123.0%, increase in the average balance outstanding year to year.

Interest expense on deposits decreased by $812,000, or 20.7%, for the year ended June 30, 2002, compared to fiscal 2001, due primarily to a decrease in the average cost of deposits of 127 basis points, to 3.34% for fiscal 2002, which was partially offset by an $8.1 million, or 9.5%, increase in the average deposit portfolio balance outstanding year to year.

Interest expense on borrowings decreased by $793,000, or 50.6%, due primarily to a $5.5 million, or 21.3%, decrease in the average balance of advances outstanding and a 224 basis point decrease in the average cost of such borrowings, to 3.77% in fiscal 2002. Decreases in the average yields on interest-earning assets and the average costs of interest-bearing liabilities were due primarily to the overall reductions in interest rates in the economy during 2001. This low interest rate environment continued through the first six months of 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $61,000, or 1.5%, for the fiscal year ended June 30, 2002, compared to fiscal 2001. The interest rate spread amounted to 2.85% for the fiscal year ended June 30, 2002, compared to 2.75% for fiscal 2001, while the net interest margin was 3.22% in fiscal 2002, compared to 3.26% in fiscal 2001.

PROVISION FOR LOSSES ON LOANS. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted by First Federal, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to First Federal's market area, and other factors related to the collectibility of First Federal's loan portfolio. The provision for losses on loans totaled $150,000 for the year ended June 30, 2002, a decrease of $51,000, or 25.4%, compared to fiscal 2001. First Federal's fiscal 2002 provision was predicated primarily on the growth in the commercial and nonresidential loan portfolios and the increase in nonperforming loans. There can be no assurance that the loan loss allowance of First Federal will be adequate to cover losses on nonperforming assets in the future.

OTHER INCOME. Other income totaled $536,000 for the year ended June 30, 2002, an increase of $274,000, or 104.6%, over the 2001 total. The increase resulted primarily from a $115,000, or 109.5%, increase in gain on sale of loans in fiscal 2002, a $91,000, or 57.6%, increase in other operating income and a $67,000 gain on sale of mortgage-backed securities. The increase in gain on sale of loans was due primarily to a $10.0 million, or 107.5%, increase in sales volume year to year. The increase in other operating income consisted primarily of increases in fees generated from ATM transactions, late charges on loans and negotiable order of withdrawal ("NOW") account fees.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $2.8 million for the year ended June 30, 2002, an increase of $361,000, or 14.7%, compared to fiscal 2001. The increase resulted primarily from a $135,000, or

12.1%, increase in employee compensation and benefits, a $58,000, or 25.6%, increase in occupancy and equipment, an $83,000, or 35.0%, increase in data processing and a $145,000, or 21.9%, increase in other operating expenses, which were partially offset by a $60,000, or 28.6%, decrease in franchise taxes.

The increase in employee compensation and benefits resulted primarily from overtime compensation paid in connection with the installation of, and training related to, a new data processing system, as well as normal merit increases and an increase in costs related to the employee stock ownership plan and other benefit plans, which were partially offset by an increase in the level of deferred loan origination costs due to the increase in loan origination volume year to year. The increase in occupancy and equipment was due primarily to expenses incurred in connection with the data processing conversion. The increase in data processing expense was also due primarily to costs associated with the data conversion, as well as increased costs associated with the Bank's growth year to year. The conversion to the new data processing platform is expected to facilitate the Bank's expansion of its product offerings and accommodate future growth. The increase in other operating expense included an increase of $52,000 in advertising costs, an increase of $22,000 in internet banking costs and $40,000 in costs associated with NOW account processing. The remaining $31,000 increase in other operating expense was comprised primarily of pro-rata increases related to the Corporation's overall growth year to year. The decrease in franchise taxes was due primarily to refund claims filed on prior year taxes.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $573,000 for the year ended June 30, 2002, an increase of $13,000, or 2.3%, over fiscal 2001. The increase resulted primarily from a $25,000, or 1.5%, increase in earnings before taxes. The effective tax rates were 34.0% and 33.7% for the years ended June 30, 2002 and 2001, respectively.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

GENERAL. FFD's net earnings totaled $1.1 million for the fiscal year ended June 30, 2001, an increase of $179,000, or 19.4%, over the net earnings of $922,000 recorded in fiscal 2000. The increase in net earnings resulted primarily from a $482,000 increase in net interest income and an $83,000 increase in other operating income, which were partially offset by a $189,000 increase in general, administrative and other expense, a $95,000 increase in the provision for losses on loans, and a $102,000 increase in the provision for federal income taxes.

NET INTEREST INCOME. Total interest income increased by $1.2 million, or 14.7%, to a total of $9.5 million for the year ended June 30, 2001, compared to $8.3 million for the year ended June 30, 2000. Interest income on loans increased by $1.3 million, or 17.9%, due primarily to an $8.7 million, or 9.0%, increase in the average loan portfolio balance outstanding, and a 60 basis point increase in the average yield, to 7.94% in fiscal 2001. The Bank experienced an increase in its average yield generally due to the increase in higher yielding nonresidential real estate and commercial loans as a percent of the Bank's total portfolio. Interest income on mortgage-backed securities decreased by $90,000, or 9.6%, due primarily to a $2.3 million, or 15.8%, decrease in the average balance outstanding, which was partially offset by a 47 basis point increase in the yield earned on such securities, to 6.88% in fiscal 2001. Interest income on investment securities and interest-bearing deposits increased by $53,000, or 16.1%, due primarily to a $1.2 million, or 20.8%, increase in the average balance outstanding year to year.

Interest expense on deposits increased by $758,000, or 23.9%, for the year ended June 30, 2001, compared to fiscal 2000, due primarily to an $11.0 million, or 14.8%, increase in the average deposit portfolio balance outstanding and an increase in the average cost of 34 basis points year to year.

Interest expense on borrowings decreased by $14,000, or .9%, due primarily to a $2.3 million, or 8.2%, decrease in the average balance of advances outstanding, which was partially offset by a 44 basis point increase in the average cost of such borrowings, to 6.01% in fiscal 2001.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $482,000, or 13.5%, for the fiscal year ended June 30, 2001, compared to fiscal 2000. The interest rate spread amounted to 2.75% for the fiscal year ended June 30, 2001, compared to 2.51% for the 2000 fiscal year, while the net interest margin was 3.26% in fiscal 2001, compared to 3.06% in fiscal 2000.

PROVISION FOR LOSSES ON LOANS. The provision for losses on loans totaled $201,000 for the year ended June 30, 2001, an increase of $95,000, or 89.6%, over fiscal 2000. First Federal recorded the provision during fiscal 2001 primarily due to the growth in the commercial and nonresidential loan portfolios.

OTHER INCOME. Other income totaled $262,000 for the year ended June 30, 2001, an increase of $83,000, or 46.4%, over the 2000 total. The increase resulted from an $80,000, or 320.0%, increase in gain on sale of loans in fiscal 2001 and a $4,000, or 2.6%, increase in other operating income, which were slightly offset by a $1,000 loss on the sale of real estate acquired through foreclosure. The increase in gain on sale of loans was due primarily to a $6.9 million, or 293.9%, increase in sales volume year to year. Other operating income consists primarily of fees generated from ATM transactions, late charges on loans, safety deposit box rentals and negotiable order of withdrawal ("NOW") account fees.

GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $2.5 million for the year ended June 30, 2001, an increase of $189,000, or 8.4%, compared to fiscal 2000. The increase resulted primarily from a $38,000, or 3.5%, increase in employee compensation and benefits, a $52,000, or 28.1%, increase in data processing and a $105,000, or 18.8%, increase in other operating expenses.

The increase in employee compensation and benefits resulted primarily from normal merit increases, which were partially offset by a decrease in costs related to stock benefit plans due to fluctuations in the fair value of the Corporation's stock. The increase in other operating expense included an increase of $43,000 in fees paid for outsourcing of compliance and other consulting services and approximately $19,000 in expense related to real estate acquired through foreclosure. The remaining $43,000 increase in other operating expense, as well as the increase in data processing expense, were comprised primarily of pro-rata increases related to the Corporation's overall growth year to year.

FEDERAL INCOME TAXES. The provision for federal income taxes totaled $560,000 for the year ended June 30, 2001, an increase of $102,000, or 22.3%, over fiscal 2000. The increase resulted primarily from a $281,000, or 20.4%, increase in earnings before taxes. The effective tax rates were 33.7% and 33.2% for the years ended June 30, 2001 and 2000, respectively.

The following table sets forth certain information relating to FFD's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented. Average balances are derived from month-end balances, which include nonaccruing loans in the loan portfolio, net of the allowance for loan losses.

YEAR ENDED JUNE 30:	2002			2001			2000		
	AVERAGE OUTSTANDING BALANCE	INTEREST EARNED/PAID	YIELD/RATE	AVERAGE OUTSTANDING BALANCE	INTEREST EARNED/PAID	YIELD/RATE	AVERAGE OUTSTANDING BALANCE	INTEREST EARNED/PAID	YIELD/RATE
Interest earning assets:									
Loans receivable	$ 109,208	$ 7,406	6.78%	$104,771	$ 8,321	7.94%	$ 96,101	$ 7,058	7.34%
Mortgage-backed securities	7,413	388	5.23	12,295	846	6.88	14,599	936	6.41
Investment securities	392	14	3.57	2,338	142	6.07	3,000	191	6.37
Interest-bearing deposits and other	10,563	197	1.87	4,737	240	5.07	2,858	138	4.82
Total interest-earning assets	127,576	8,005	6.27	124,141	9,549	7.69	116,558	8,323	7.14
Non-interest-earning assets	4,400			4,412			2,516		
TOTAL ASSETS	$131,976			$128,553			$119,074		
Interest-bearing liabilities:									
Deposits	$ 93,311	3,118	3.34	$ 85,249	3,930	4.61	$ 74,254	3,172	4.27
Borrowings	20,548	775	3.77	26,094	1,568	6.01	28,413	1,582	5.57
Total interest-bearing liabilities	113,859	3,893	3.42	111,343	5,498	4.94	102,667	4,754	4.63
Non-interest-bearing liabilities	1,620			741			1,222		
Total liabilities	115,479			112,084			103,889		
Shareholders' equity	16,497			16,469			15,185		
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$131,976			$128,553			$119,074		
Net interest income		$ 4,112			$ 4,051			$ 3,569	
Interest rate spread			2.85%			2.75%			2.51%
Net interest margin (net interest income as a percent of average interest-earning assets)			3.22%			3.26%			3.06%
Average interest-earning assets to average interest-bearing liabilities			112.05%			111.49%			113.53%

[dollars in thousands]

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected FFD's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to:

[i] changes in volume (changes in volume multiplied by prior year rate)

[ii] changes in rate (changes in rate multiplied by prior year volume)

[iii] total changes in rate and volume

The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

	2002 VS. 2001			2001 VS. 2000		
	INCREASE (DECREASE) DUE TO			INCREASE (DECREASE) DUE TO		
YEAR ENDED JUNE 30:	VOLUME	RATE	TOTAL	VOLUME	RATE	TOTAL
Interest income attributable to:						
Loans receivable	$341	$(1,256)	$ (915)	$661	$602	$1,263
Mortgage-backed securities	(286)	(172)	(458)	(156)	66	(90)
Investment securities	(86)	(42)	(128)	(40)	(9)	(49)
Interest-bearing deposits and other	172	(215)	(43)	95	7	102
TOTAL INTEREST INCOME	141	(1,685)	(1,544)	560	666	1,226
Interest expense attributable to:						
Deposits	346	(1,158)	(812)	493	265	758
Borrowings	(288)	(505)	(793)	(134)	120	(14)
TOTAL INTEREST EXPENSE	58	(1,663)	(1,605)	359	385	744
INCREASE IN NET INTEREST INCOME	$ 83	$ (22)	$ 61	$201	$281	$482

[dollars in thousands]

First Federal, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, First Federal uses the "net portfolio value" ("NPV") methodology adopted by the OTS. Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV, which would result from a theoretical change in market interest rates. Both an increase in market interest rates and a decrease in market interest rates are considered.

Presented below, as of June 30, 2001 and 2000, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 200 and 300 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of First Federal as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and First Federal's strong capital position.

JUNE 30, 2002	CHANGE IN INTEREST RATE (BASIS POINTS)	BOARD LIMIT % CHANGE	$ CHANGE IN NPV	% CHANGE IN NPV
	+300	+30.0%	$1,448	9.39%
	+200	+20.0	1,134	7.35
	–	–	–	–
	-200	-20.0	(1,464)	(9.49)
	-300	-30.0	(689)	(4.47)

JUNE 30, 2001	CHANGE IN INTEREST RATE (BASIS POINTS)	BOARD LIMIT % CHANGE	$ CHANGE IN NPV	% CHANGE IN NPV
	+300	+30.0%	$1,028	7.05%
	+200	+20.0	993	6.81
	–	–	–	–
	-200	-20.0	(1,389)	(9.53)
	-300	-30.0	(1,831)	(12.56)

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

[dollars in thousands]

First Federal's principal sources of funds are deposits, loan sales, loan and mortgage-backed securities repayments, maturities of securities and other funds provided by operations. First Federal also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows, loan sales and loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. First Federal maintains investments in liquid assets based upon management's assessment of

[i] the need for funds,

[ii] expected deposit flows,

[iii] the yields available on short-term liquid assets and

[iv] the objectives of the asset/liability management program.

At June 30, 2002, First Federal had commitments to originate loans, including unused lines of credit, totaling $17.7 million. Management anticipates that such loan commitments will be funded from normal cash flows from operations and existing excess liquidity.

Cash and cash equivalents, which is a component of liquidity, is a result of the funds used in or provided by First Federal's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2002, 2001 and 2000:

YEAR ENDED JUNE 30:	2002	2001	2000
Net earnings	$ 1,113	$ 1,101	$ 922
Adjustments to reconcile net earnings to net cash from operating activities	42	901	608
Net cash from operating activities	1,155	2,002	1,530
Net cash used in investing activities	6,707	(1,093)	(13,894)
Net cash from financing activities	(3,986)	6,012	11,772
Net change in cash and cash equivalents	3,876	6,921	(592)
Cash and cash equivalents at beginning of year	9,340	2,419	3,011
Cash and cash equivalents at end of year	$13,216	$ 9,340	$ 2,419

First Federal is required by applicable law and regulation to meet certain minimum capital standards, which include a tangible capital requirement, a core capital requirement, or leverage ratio, and a risk-based capital requirement.

The tangible capital requirement requires a savings association to maintain "tangible capital" of not less than 1.5% of the association's adjusted total assets. Tangible capital is defined in OTS regulations as core capital minus any intangible assets.

"Core capital" is comprised of common shareholders' equity (including retained earnings), noncumulative preferred stock and related surplus, minority interests in consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual associations. OTS regulations generally require savings associations to maintain core capital of at least 4% of the association's total assets, except for those associations with the highest examination rating and acceptable levels of risk.

OTS regulations require that savings associations maintain "risk-based capital" in an amount not less than 8% of risk-weighted assets. Risk-based capital is defined as core capital plus certain additional items of capital, which in the case of First Federal includes a general loan loss allowance of $713,000 at June 30, 2002.

First Federal exceeded all of its capital requirements at June 30, 2002. The following table summarizes First Federal's regulatory capital requirements and regulatory capital at June 30, 2002:

	REGULATORY CAPITAL		CURRENT REQUIREMENT		EXCESS OVER CURRENT REQUIREMENT	
	AMOUNT	PERCENT	AMOUNT	PERCENT	AMOUNT	PERCENT
Tangible capital	$15,129	11.6%	$1,946	1.5%	$13,183	10.1%
Core capital	15,129	11.6	5,215	4.0	9,914	7.6
Risk-based capital	15,842	17.5	7,225	8.0	8,617	9.5

[dollars in thousands]

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Corporation had no goodwill or other intangible assets at June 30, 2002. Management adopted SFAS No. 142 effective July 1, 2002, as required, without material effect on the Corporation's financial condition or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective July 1, 2002, as required, without material effect on the Corporation's financial condition or results of operations.

Report of Independent Certified Public Accountants and Consolidated Financial Statements

CONTENTS

Report of Independent Certified Public Accountants

ACCOUNTANTS AND MANAGEMENT CONSULTANTS
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Board of Directors
FFD Financial Corporation

We have audited the accompanying consolidated statements of financial condition of FFD Financial Corporation as of June 30, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FFD Financial Corporation as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Cincinnati, Ohio
August 16, 2002

ASSETS	2002	2001
Cash and due from banks	$ 1,490	$ 1,316
Interest-bearing deposits in other financial institutions	11,726	8,024
Cash and cash equivalents	13,216	9,340
Investment securities designated as available for sale - at market	2,047	1,000
Mortgage-backed securities designated as available for sale - at market	1,551	7,799
Mortgage-backed securities held to maturity - at amortized cost, approximate market value of $1,648 and $3,804 as of June 30, 2002 and 2001	1,606	3,721
Loans receivable - net	106,718	107,227
Loans held for sale - at lower of cost or market	337	240
Office premises and equipment - at depreciated cost	1,992	1,171
Stock in Federal Home Loan Bank - at cost	1,885	1,786
Accrued interest receivable	454	451
Prepaid expenses and other assets	288	205
Prepaid federal income taxes	209	157
TOTAL ASSETS	$130,303	$133,097

LIABILITIES AND SHAREHOLDERS' EQUITY	2002	2001
Deposits	$ 95,542	$ 91,018
Advances from the Federal Home Loan Bank	17,553	24,732
Accrued interest payable	100	147
Other liabilities	413	397
Deferred federal income taxes	154	199
TOTAL LIABILITIES	113,762	116,493
Commitments	–	–
Shareholders' equity		
Preferred stock - authorized 1,000,000 shares without par value; no shares issued	–	–
Common stock - authorized 5,000,000 shares without par or stated value; 1,454,750 shares issued	–	–
Additional paid-in capital	7,861	7,861
Retained earnings - substantially restricted	11,629	10,962
Accumulated comprehensive income; unrealized gains on securities designated as available for sale, net of related tax effects	19	55
Shares acquired by stock benefit plans	(677)	(852)
Less 217,072 and 141,209 treasury shares at June 30, 2002 and 2001, respectively - at cost	(2,291)	(1,422)
TOTAL SHAREHOLDERS' EQUITY	16,541	16,604
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$130,303	$133,097

The accompanying notes are an integral part of these statements.

[dollars in thousands, except share data]

	2002	2001	2000
INTEREST INCOME			
Loans	$ 7,406	$ 8,321	$ 7,058
Mortgage-backed securities	388	846	936
Investment securities	14	142	191
Interest-bearing deposits and other	197	240	138
Total interest income	8,005	9,549	8,323
INTEREST EXPENSE			
Deposits	3,118	3,930	3,172
Borrowings	775	1,568	1,582
Total interest expense	3,893	5,498	4,754
Net interest income	4,112	4,051	3,569
Provision for losses on loans	150	201	106
Net interest income after provision for losses on loans	3,962	3,850	3,463
OTHER INCOME			
Gain on sale of loans	220	105	25
Loss on sale of real estate acquired through foreclosure	–	(1)	–
Gain on sale of mortgage-backed securities designated as available for sale	67	–	–
Other operating	249	158	154
Total other income	536	262	179
GENERAL, ADMINISTRATIVE AND OTHER EXPENSE			
Employee compensation and benefits	1,249	1,114	1,076
Occupancy and equipment	285	227	229
Franchise taxes	150	210	214
Data processing	320	237	185
Other operating	808	663	558
Total general, administrative and other expense	2,812	2,451	2,262
Earnings before income taxes	1,686	1,661	1,380
FEDERAL INCOME TAXES			
Current	598	549	463
Deferred	(25)	11	(5)
Total federal income taxes	573	560	458
NET EARNINGS	$ 1,113	$ 1,101	$ 922
EARNINGS PER SHARE			
Basic	$ .94	$ .86	$ .69
Diluted	$ .92	$ .86	$ .68

The accompanying notes are an integral part of these statements.

[dollars in thousands, except per share data]

	2002	2001	2000
Net earnings	$1,113	$1,101	$ 922
Other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities during the period, net of taxes (benefits) of $4, $201 and $(61) in 2002, 2001 and 2000, respectively	8	390	(119)
Reclassification adjustment for realized gains included in Earnings, net of taxes of $23 in 2002	(44)	–	–
Comprehensive income	$1,077	$1,491	$ 803
Accumulated comprehensive income (loss)	$ 19	$ 55	$ (335)

The accompanying notes are an integral part of these statements.

[dollars in thousands]

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	UNREALIZED GAINS (LOSSES) ON SECURITIES DESIGNATED AS AVAILABLE FOR SALE	SHARES ACQUIRED BY STOCK BENEFIT PLANS	TREASURY SHARES-AT COST	Total
BALANCE AT JULY 1, 1999	$ –	$ 7,798	$ 9,850	$ (216)	$(1,207)	$ (21)	$16,204
Net earnings for the year ended June 30, 2000	–	–	922	–	–	–	922
Purchase of treasury shares	–	–	–	–	–	(529)	(529)
Amortization of stock benefit plan expense	–	65	–	–	179	–	244
Unrealized losses on securities designated as available for sale, net of related tax effects	–	–	–	(119)	–	–	(119)
Exercise of stock options	–	(13)	–	–	–	40	27
Dividends of $.34 per share	–	–	(484)	–	–	–	(484)
BALANCE AT JUNE 30, 2000	–	7,850	10,288	(335)	(1,028)	(510)	16,265
Net earnings for the year ended June 30, 2001	–	–	1,101	–	–	–	1,101
Purchase of treasury shares	–	–	–	–	–	(912)	(912)
Amortization of stock benefit plan expense	–	11	–	–	176	–	187
Unrealized gains on securities designated as available for sale, net of related tax effects	–	–	–	390	–	–	390
Dividends of $.36 per share	–	–	(427)	–	–	–	(427)
BALANCE AT JUNE 30, 2001	–	7,861	10,962	55	(852)	(1,422)	16,604
Net earnings for the year ended June 30, 2002	–	–	1,113	–	–	–	1,113
Purchase of treasury shares	–	–	–	–	–	(936)	(936)
Amortization of stock benefit plan expense	–	16	–	–	175	–	191
Unrealized losses on securities designated as available for sale, net of related tax effects	–	–	–	(36)	–	–	(36)
Exercise of stock options	–	(16)	–	–	–	67	51
Dividends of $.38 per share	–	–	(446)	–	–	–	(446)
BALANCE AT JUNE 30, 2002	$ –	$ 7,861	$11,629	$ 19	$ (677)	$(2,291)	$16,541

The accompanying notes are an integral part of these statements.

[dollars in thousands, except per share data]

	2002	2001	2000
Cash flows from operating activities:			
Net earnings for the year	$ 1,113	$ 1,101	$ 922
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of premiums and discounts on investments and mortgage-backed securities - net	47	23	40
Amortization of deferred loan origination fees	(16)	(6)	(25)
Gain on sale of loans	(18)	(31)	(8)
Loans originated for sale in the secondary market	(19,307)	(8,676)	(2,206)
Proceeds from sale of mortgage loans in the secondary market	19,228	9,288	2,358
Loss on sale of real estate acquired through foreclosure	–	1	–
Depreciation and amortization	127	118	138
Gain on sale of investment securities designated as available for sale	(67)	–	–
Provision for losses on loans	150	201	106
Amortization of stock benefit plan expense	191	187	244
Federal Home Loan Bank stock dividends	(99)	(134)	(104)
Increase (decrease) in cash due to changes in:			
Accrued interest receivable	(3)	(22)	(100)
Prepaid expenses and other assets	(83)	(24)	28
Other liabilities	16	116	31
Accrued interest payable	(47)	(55)	56
Federal income taxes			
Current	(52)	(96)	55
Deferred	(25)	11	(5)
Net cash provided by operating activities	1,155	2,002	1,530
Cash flows provided by (used in) investing activities:			
Purchase of investment securities designated as available for sale	(2,050)	–	–
Proceeds from maturity of investment securities	1,000	2,000	–
Proceeds from sale of mortgage-backed securities designated as available for sale	5,107	–	–
Principal repayments on mortgage-backed securities	3,223	2,248	2,262
Purchase of Federal Home Loan Bank stock	–	–	(347)
Loan principal repayments	32,238	30,639	17,338
Loan disbursements	(31,863)	(36,068)	(33,120)
Proceeds from sale of real estate acquired through foreclosure	–	124	–
Purchase of office premises and equipment	(948)	(36)	(27)
Net cash provided by (used in) investing activities	6,707	(1,093)	(13,894)
Net cash provided by (used in) operating and investing activities (subtotal carried forward)	7,862	909	(12,364)

The accompanying notes are an integral part of these statements.

[dollars in thousands]

	2002	2001	2000
Net cash provided by (used in) operating and investing activities (subtotal brought forward)	$ 7,862	$ 909	$ (12,364)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
Net increase in deposit accounts	$ 4,524	$ 13,031	$ 5,962
Proceeds from Federal Home Loan Bank advances	11,000	24,000	39,491
Repayments of Federal Home Loan Bank advances	(18,179)	(29,680)	(32,695)
Proceeds from exercise of stock options	51	–	27
Purchase of treasury shares	(936)	(912)	(529)
Cash dividends paid on common stock	(446)	(427)	(484)
Net cash provided by (used in) financing activities	(3,986)	6,012	11,772
Net increase (decrease) in cash and cash equivalents	3,876	6,921	(592)
Cash and cash equivalents at beginning of year	9,340	2,419	3,011
Cash and cash equivalents at end of year	$ 13,216	$ 9,340	$ 2,419
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Federal income taxes	$ 250	$ 651	$ 442
Interest on deposits and borrowings	$ 3,940	$ 5,553	$ 4,698
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES:			
Unrealized gains (losses) on securities designated as available for sale, net of applicable tax effects	$ (36)	$ 390	$ (119)
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$ 202	$ 74	$ 17
Transfers from loans to real estate acquired through foreclosure	$ –	$ 125	$ –

The accompanying notes are an integral part of these statements.

[dollars in thousands, except per share data]

Note A - Summary of Significant Accounting Policies

FFD Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of its wholly-owned subsidiary, First Federal Community Bank (the "Bank"). The Bank conducts a general banking business in north central Ohio which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U. S. GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with U. S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

A summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements follows:

1. PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Corporation, the Bank, and the Bank's wholly-owned subsidiary, Dover Service Corporation ("Dover"). At June 30, 2002 and 2001, Dover's principal assets consisted of an investment in the stock of the Bank's data processor and a deposit account in the Bank. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

2. INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

Realized gains and losses on sales of securities are recognized using the specific identification method.

3. LOANS RECEIVABLE

Loans are stated at the principal balance outstanding, reduced by deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees are deducted from the principal balances of the related loan. At June 30, 2002 and 2001, loans held for sale were carried at cost.

The Bank retains the servicing on loans sold and agrees to remit to the investor loan principal and interest at agreed-upon rates. The Bank recognizes rights to service mortgage loans for others pursuant to SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

Capitalized mortgage servicing rights and capitalized excess servicing receivables are required to be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.

The Bank recorded amortization related to mortgage servicing rights totaling approximately $39,000, $15,000 and $10,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. At June 30, 2002, the fair value and carrying value of the Corporation's mortgage servicing rights were $298,000 and $287,000, respectively. At June 30, 2001, the fair value of the Corporation's mortgage servicing rights approximated the carrying value of $124,000.

4. LOAN ORIGINATION FEES

The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of certain direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

5. ALLOWANCE FOR LOAN LOSSES

It is the Bank's policy to provide valuation allowances for estimated losses on loans based on past loan loss experience, changes in the composition of the loan portfolio, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

The Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in nonresidential, commercial and multi-family residential real estate loans, and its evaluation of impairment thereof, such loans are generally collateral-dependent and, as a result, are carried as a practical expedient at the lower of cost or fair value.

Collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At June 30, 2002 and 2001, the Bank had no loans that would be defined as impaired under SFAS No. 114.

6. REAL ESTATE ACQUIRED THROUGH FORECLOSURE

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. OFFICE PREMISES AND EQUIPMENT

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be between twenty and thirty years for buildings, ten to thirty years for building improvements and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

8. FEDERAL INCOME TAXES

The Corporation accounts for federal income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in net taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees, Federal Home Loan Bank stock dividends, general loan loss allowances, percentage of earnings bad debt deductions and certain components of retirement expense. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

9. BENEFIT PLANS

The Corporation has an Employee Stock Ownership Plan ("ESOP"), which provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires the measure of compensation expense recorded by employers to equal the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $155,000, $119,000 and $145,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

Additionally, during fiscal 1997, the Bank adopted a Recognition and Retention Plan ("RRP"). The Bank funded the RRP through the purchase of 40,600 shares of the Corporation's common stock in the open market. The Bank has awarded 31,022 shares under the RRP which vest over a five year period. A provision of $32,000, $66,000 and $62,000 related to the RRP was charged to expense for the fiscal years ended June 30, 2002, 2001 and 2000, respectively.

10. EARNINGS PER SHARE

Basic earnings per share is computed based upon weighted-average common shares outstanding less shares in the ESOP which are unallocated and not committed to be released. Weighted-average shares outstanding gives effect to a reduction for 65,861, 79,035 and 92,209 unallocated shares held by the ESOP for the fiscal years ended June 30, 2002, 2001 and 2000, respectively. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. The computations are as follows:

	2002	2001	2000
Weighted-average common shares outstanding (basic)	1,183,697	1,278,968	1,343,818
Dilutive effect of assumed exercise of stock options	22,862	227	12,909
Weighted-average common shares outstanding (diluted)	1,206,559	1,279,195	1,356,727

Options to purchase 105,563 shares of common stock with a weighted-average exercise price of $9.24 were outstanding at June 30, 2001, but were excluded from the computation of common share equivalents because the exercise prices were greater than the average market price of the common shares.

11. CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, cash and cash equivalents includes cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value of financial instruments, both assets and liabilities, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at June 30, 2002 and 2001:

Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair value of NOW accounts, passbook and club accounts, and money market deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at June 30, 2002 and 2001 was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at June 30, 2002 and 2001 are as follows:

	2002		2001	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
FINANCIAL ASSETS				
Cash and cash equivalents	$ 13,216	$ 13,216	$ 9,340	$ 9,340
Investment securities	2,047	2,047	1,000	1,000
Mortgage-backed securities	3,157	3,199	11,520	11,603
Loans receivable	107,055		107,467	106,684
Federal Home Loan Bank stock	1,885	1,885	1,786	1,786
	$ 127,360	$ 125,381	$ 131,113	$ 130,413
FINANCIAL LIABILITIES				
Deposits	$ 95,542	$ 92,977	$ 91,018	$ 91,518
Advances from the Federal Home Loan Bank	17,553	17,942	24,732	24,783
	$ 113,095	$ 110,919	$ 115,750	$ 116,301

13. ADVERTISING

Advertising costs are expensed when incurred. The Corporation's advertising expense for the fiscal years ended June 30, 2002, 2001 and 2000 totaled $101,000, $49,000 and $56,000, respectively.

14. RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.

[dollars in thousands]

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at June 30, 2002 and 2001, are as follows:

JUNE 30, 2002	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
AVAILABLE FOR SALE:				
U.S. Government agency obligations	$ 2,038	$ 9	$ —	$ 2,047

JUNE 30, 2001	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
AVAILABLE FOR SALE:				
U.S. Government agency obligations	$ 1,000	$ —	$ —	$ 1,000

The U.S. Government agency obligation designated as available for sale at June 30, 2002, is scheduled to mature in the fiscal year ended June 30, 2011.

The U.S. Government agency obligation designated as available for sale at June 30, 2001, was scheduled to mature in the fiscal year ended June 30, 2006.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of mortgage-backed securities at June 30, 2002 and 2001, are shown below:

2002	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
HELD TO MATURITY:				
Federal Home Loan Mortgage Corporation participation certificates	$ 1,041	$ 16	$ (1)	$ 1,056
Government National Mortgage Association participation certificates	565	27	–	592
TOTAL MORTGAGE-BACKED SECURITIES HELD TO MATURITY	1,606	43	(1)	1,648
AVAILABLE FOR SALE:				
Federal National Mortgage Association participation certificates	858	11	(3)	866
Federal Home Loan Mortgage Corporation participation certificates	129	–	–	129
Government National Mortgage Association participation certificates	544	12	–	556
Total mortgage-backed securities available for sale	1,531	23	(3)	1,551
TOTAL MORTGAGE-BACKED SECURITIES	$ 3,137	$ 66	$ (4)	$ 3,199

Investments and Mortgage-Backed Securities

[dollars in thousands]

2001	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
HELD TO MATURITY:				
Federal Home Loan Mortgage Corporation participation certificates	$ 3,397	$ 61	$ –	$ 3,458
Government National Mortgage Association participation certificates	324	22	–	346
Total mortgage-backed securities held to maturity	3,721	83	–	3,804
AVAILABLE FOR SALE:				
Federal National Mortgage Association participation certificates	6,509	63	–	6,572
Federal Home Loan Mortgage Corporation participation certificates	161	4	–	165
Government National Mortgage Association participation certificates	1,045	17	–	1,062
Total mortgage-backed securities available for sale	7,715	84	–	7,799
Total mortgage-backed securities	**$ 11,436**	**$ 167**	**$ –**	**$ 11,603**

The amortized cost of mortgage-backed securities, including those designated as available for sale at June 30, 2002, by contractual term to maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	AMORTIZED COST
Due within five years	$ 258
Due within five to ten years	$ 287
Due after ten years	$ 2,592
	$ 3,137

As of June 30, 2002, mortgage-backed securities totaling $2.7 million were pledged to secure public deposits.

33 First Federal 2002 Annual Report [dollars in thousands]

The composition of the loan portfolio at June 30, 2002 and 2001 is as follows:

	2002	2001
Residential real estate		
One- to four-family	$ 64,560	$ 67,643
Multi-family	5,354	7,603
Nonresidential real estate and land	24,917	24,645
Commercial loans - secured	10,818	6,939
Commercial loans - unsecured	448	471
Consumer and other loans	1,604	1,623
Deferred loan origination costs	–	1
	107,701	108,925
LESS:		
Undisbursed portion of loans in process	269	1,134
Deferred loan origination fees	1	–
Allowance for loan losses	713	564
	$ 106,718	$ 107,227

The Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $69.6 million, or 65%, of the total loan portfolio at June 30, 2002, and approximately $74.1 million, or 69%, of the total loan portfolio at June 30, 2001. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Bank with adequate collateral coverage in the event of default. Nevertheless, the Bank, as with any lending institution, is subject to the risk that real estate values could deteriorate in its primary lending area of north central Ohio, thereby impairing collateral values. However, management is of the belief that real estate values in the Bank's primary lending area are presently stable.

As discussed previously, the Bank has sold whole loans and participating interests in loans in the secondary market, generally retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $31.8 million and $17.2 million at June 30, 2002 and 2001, respectively.

In the ordinary course of business, the Bank has made loans to some of its directors and officers and their related business interests. In the opinion of management, such loans are consistent with sound lending practices and are within applicable regulatory lending limitations. The balance of such loans totaled approximately $409,000 and $298,000 at June 30, 2002 and 2001, respectively.

[dollars in thousands]

The activity in the allowance for loan losses is summarized as follows for the years ended June 30, 2002, 2001 and 2000:

	2002	2001	2000
Beginning balance	$ 564	$ 375	$ 269
Provision for losses on loans	150	201	106
Loan charge-offs	(1)	(12)	–
ENDING BALANCE	$ 713	$ 564	$ 375

As of June 30, 2002, the Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

Nonperforming and nonaccrual loans at June 30, 2002, 2001 and 2000, totaled $622,000, $105,000 and $225,000, respectively. Interest income that would have been recognized had nonaccrual loans performed pursuant to contractual terms totaled approximately $13,000, $3,000 and $12,000 for the years ended June 30, 2002, 2001 and 2000, respectively.

Office premises and equipment at June 30, 2002 and 2001 is comprised of the following:

	2002	2001
Land	$ 488	$ 323
Buildings and improvements	1,389	844
Furniture and equipment	851	634
	2,728	1,801
Less accumulated depreciation and amortization	736	630
	$ 1,992	$ 1,171

[dollars in thousands]

Deposits consist of the following major classifications at June 30, 2002 and 2001:

DEPOSIT TYPE AND WEIGHTED-AVERAGE INTEREST RATE	2002 Amount	2002 %	2001 Amount	2001 %
Demand deposit accounts	$ 4,908	5.1%	$ 3,487	3.8%
NOW accounts				
2002 - 0.35%	11,343	11.9		
2001 - 0.25%			9,995	11.0
Passbook				
2002 - 1.59%	29,623	31.0		
2001 - 3.34%			26,467	29.1
TOTAL DEMAND, TRANSACTION AND PASSBOOK DEPOSITS	45,874	48.0	39,949	43.9
Certificates of deposit				
Original maturities of:				
One year or less				
2002 - 2.35%	10,261	10.7		
2001 - 5.14%			10,025	11.0
12 months to 36 months				
2002 - 4.46%	34,353	36.0		
2001 - 6.31%			35,409	38.9
Individual retirement accounts				
2002 - 4.60%	5,054	5.3		
2001 - 6.07%			5,635	6.2
TOTAL CERTIFICATES OF DEPOSIT	49,668	52.0	51,069	56.1
TOTAL DEPOSIT ACCOUNTS	$95,542	100.0%	$91,018	100.0%

The Bank had certificate of deposit accounts with balances in excess of $100,000 totaling $7.3 million and $6.6 million at June 30, 2002 and 2001, respectively.

Interest expense on deposits for the year ended June 30, 2002, 2001 and 2000 is summarized as follows:

	2002	2001	2000
Passbook	$ 586	$ 960	$ 885
NOW accounts	36	39	68
Certificates of deposit	2,496	2,931	2,219
	$3,118	$3,930	$3,172

[dollars in thousands]

Maturities of outstanding certificates of deposit at June 30, 2002 and 2001 are summarized as follows:

	2002	2001
Less than one year	$ 29,351	$ 37,145
One year to two years	11,386	10,764
Two years to three years	8,931	3,160
	$ 49,668	$ 51,069

Advances from the Federal Home Loan Bank, collateralized at June 30, 2002 by a pledge of certain residential mortgage loans totaling $22.0 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

INTEREST RATE	MATURING IN YEAR ENDING JUNE 30,	2002	2001
5.52%	2002	$ –	$ 4,000
1.77%	2004	2,500	–
3.90% - 8.15%	2005	8	2,512
5.06% - 5.65%	2009	5,727	5,814
1.94% - 6.10%	After 2009	9,318	12,406
		$ 17,553	$ 24,732
Weighted-average interest rate		3.67%	4.78%

Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended June 30, 2002, 2001 and 2000 as follows:

	2002	2001	2000
Federal income taxes at statutory rate	$ 573	$ 565	$ 469
Increase (decrease) in taxes resulting primarily from:			
Nontaxable interest income	(4)	(6)	(11)
Other	4	1	–
Federal income taxes per consolidated financial statements	$ 573	$ 560	$ 458
Effective tax rate	34.0%	33.7%	33.2%

[dollars in thousands]

The composition of the Corporation's net deferred tax liability at June 30, 2002 and 2001 is as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	2002	2001
DEFERRED TAX ASSETS:		
Retirement expense	$ 72	$ 44
General loan loss allowance	243	192
Other	6	2
Deferred tax assets	321	238
DEFERRED TAX LIABILITIES:		
Deferred loan origination costs	(54)	(66)
Federal Home Loan Bank stock dividends	(255)	(222)
Difference between book and tax depreciation	(35)	(38)
Unrealized gains on securities designated as available for sale	(10)	(29)
Percentage of earnings bad debt deduction	(24)	(40)
Mortgage servicing rights	(97)	(42)
Deferred tax liabilities	(475)	(437)
Net deferred tax liability	$ (154)	$ (199)

Prior to fiscal 1997, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at June 30, 2002, include approximately $1.7 million for which federal income taxes have not been provided. The amount of unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $550,000 at June 30, 2002.

The Bank is required to recapture as taxable income approximately $281,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1998.

[dollars in thousands]

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At June 30, 2002, the Bank had outstanding commitments of approximately $4.1 million to originate loans. Additionally, the Bank was obligated under unused lines of credit under home equity loans totaling $9.6 million and unused lines of credit under commercial loans of $4.0 million. In the opinion of management, all loan commitments equaled or exceeded prevailing market interest rates as of June 30, 2002, and will be funded from normal cash flow from operations.

The Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

During the 2002 fiscal year, the Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Bank must maintain minimum capital ratios as set forth in the following tables.

As of June 30, 2002 and 2001, management believes that the Bank met all capital adequacy requirements to which it was subject.

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE "WELL-CAPITALIZED" UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
JUNE 30, 2002	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
Tangible capital	$15,129	11.6%	≥ $1,956	≥ 1.5%	≥ $6,519	≥ 5.0%
Core capital	15,129	11.6	≥ 5,215	≥ 4.0	≥ 7,822	≥ 6.0
Risk-based capital	15,842	17.5	≥ 7,225	≥ 8.0	≥ 9,031	≥ 10.0

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES		TO BE "WELL-CAPITALIZED" UNDER PROMPT CORRECTIVE ACTION PROVISIONS	
JUNE 30, 2001	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
Tangible capital	$14,733	11.2%	≥ $1,980	≥ 1.5%	≥ $6,599	≥ 5.0%
Core capital	14,733	11.2	≥ 5,279	≥ 4.0	≥ 7,919	≥ 6.0
Risk-based capital	15,297	16.6	≥ 7,366	≥ 8.0	≥ 9,207	≥ 10.0

The Bank's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in the Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

[dollars in thousands]

The following condensed financial statements summarize the financial position of FFD Financial Corporation as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years ended June 30, 2002, 2001 and 2000.

FFD FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION JUNE 30, 2002 AND 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 532	$ 924
Loan receivable from ESOP	635	740
Investment in First Federal Community Bank	15,176	14,800
Accrued interest receivable	12	12
Prepaid federal income taxes	181	125
Prepaid expenses and other assets	5	3
TOTAL ASSETS	$ 16,541	$ 16,604
SHAREHOLDERS' EQUITY		
Shareholders' equity		
Common stock and additional paid-in capital	$ 7,861	$ 7,861
Retained earnings	11,629	10,962
Unrealized gains on securities designated as available for sale, net of related tax effects	19	55
Shares acquired by stock benefit plans	(677)	(852)
Treasury shares - at cost	(2,291)	(1,422)
TOTAL SHAREHOLDERS' EQUITY	$ 16,541	$ 16,604

[dollars in thousands]

FFD FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL EARNINGS

REVENUE	2002	2001	2000
Interest income	$ 30	$ 34	$ 60
Equity in earnings of subsidiary	1,221	1,233	1,002
Total revenue	1,251	1,267	1,062
General and administrative expenses	194	234	181
Earnings before income tax credits	1,057	1,033	881
Federal income tax credits	(56)	(68)	(41)
NET EARNINGS	$ 1,113	$ 1,101	$ 922

FFD FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS

	2002	2001	2000
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:			
Net earnings for the year	$ 1,113	$ 1,101	$ 922
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Distributions from subsidiary in excess of earnings	–	967	–
Undistributed earnings of subsidiary	(221)	–	(1,001)
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	(2)	29	(13)
Prepaid federal income taxes	(56)	(68)	15
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	834	2,029	(77)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:			
Proceeds from repayment of loan to ESOP	105	98	93
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:			
Proceeds from other borrowed money	–	225	–
Repayments of other borrowed money	–	(225)	–
Proceeds from exercise of stock options	57	–	27
Purchase of treasury shares	(936)	(912)	(529)
Cash dividends paid on common stock	(452)	(427)	(484)
NET CASH USED IN FINANCING ACTIVITIES	(1,331)	(1,339)	(986)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(392)	788	(970)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	924	136	1,106
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 532	$ 924	$ 136

Condensed Financial Statements of FFD Financial Corporation

[dollars in thousands]

Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. The Bank is required to submit a notice of dividends payable with the OTS prior to payment. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation.

The FFD Financial Corporation 1996 Stock Option and Incentive Plan (the "Plan") provides for the issuance of 145,475 shares of authorized but unissued shares of common stock.

The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized with respect to the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date in a manner consistent with the accounting method utilized in SFAS No. 123, then the Corporation's consolidated net earnings and earnings per share for the fiscal years ended June 30, 2002, 2001 and 2000, would have been reduced to the pro forma amounts indicated below:

		2002	2001	2000
Net earnings	As reported	$ 1,113	$ 1,101	$ 922
	Pro-forma	$ 1,095	$ 1,045	$ 865
Earnings per share				
Basic	As reported	$ .94	$ .86	$ .69
	Pro-forma	$ .92	$ .82	$ .65
Diluted	As reported	$ .92	$ .86	$ .68
	Pro-forma	$ .90	$ .81	$ .63

[dollars in thousands]

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 2002, 2001 and 2000: dividend yield of 3.5%, 4.0% and 3.0%; expected volatility of 36.7%, 23.5% and 27.3%; a risk-free interest rate of 3.0%, 5.0% and 6.0%, respectively, and an expected life of ten years for all grants.

A summary of the status of the Corporation's stock option plan as of June 30, 2002, 2001 and 2000, and changes during the years then ended are presented below:

	2002		2001		2000	
	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	SHARES	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding at beginning of year	$ 108,563	$ 9.22	$ 109,538	$ 9.36	$ 117,883	$ 10.26
Granted	2,000	12.00	3,000	8.38	18,635	10.11
Exercised	(5,578)	9.14	–	–	(2,967)	9.14
Forfeited	(600)	14.59	(3,975)	12.43	(24,013)	14.38
Outstanding at end of year	$ 104,385	$ 9.25	$ 108,563	$ 9.22	$ 109,538	$ 9.36
Options exercisable at year-end	$ 90,604	$ 9.21	$ 73,612	$ 9.14	$ 52,017	$ 9.20
Weighted-average fair value of options granted during the year		$ 3.59		$ 1.82		$ 3.21

The following information applies to options outstanding at June 30, 2002:

Number outstanding	$104,385
Range of exercise prices	$9.14 - $12.00
Weighted-average exercise price	$9.25
Weighted-average remaining contractual life in years	5.2

[dollars in thousands]

Suzanne Huls

FFD Financial Corporation and First Federal Community Bank Directors and Executive Officers

BOARD OF DIRECTORS OF FFD FINANCIAL CORPORATION AND FIRST FEDERAL COMMUNITY BANK

Stephen G. Clinton
President Capital Market Securities and Vice-President
Young and Associates

J. Richard Gray
Chairman
Hanhart Agency, Inc.

Richard J. Herzig
Chairman - Retired
Toland-Herzig Funeral Homes, Inc.

Enos L. Loader
Chairman of the Board and Retired Senior Bank Officer

Roy O. Mitchell, Jr.
Managing Officer - Retired
First Federal Community Bank

Robert D. Sensel
President and Chief Executive Officer
Dover Hydraulics, Inc.

EXECUTIVE OFFICERS OF FFD FINANCIAL CORPORATION

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President, Treasurer and Chief Financial Officer

Shirley A. Wallick
Corporate Secretary

EXECUTIVE OFFICERS OF FIRST FEDERAL COMMUNITY BANK

Trent B. Troyer
President and Chief Executive Officer

Scott C. Finnell
Executive Vice President

Robert R. Gerber
Vice President, Treasurer and Chief Financial Officer

Shirley A. Wallick
Corporate Secretary

OTHER OFFICERS OF FIRST FEDERAL COMMUNITY BANK

Michele L. Larkin
Vice President

Jody P. Stoldt
Vice President

Mary M. Mitchell
Banking Officer

Kimberly Law-Montgomery
Assistant Secretary



SHAREHOLDER SERVICES

Registrar and Transfer Company serves as transfer agent and dividend distributing agent for FFD's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 368-5948

ANNUAL MEETING

The Annual Meeting of Shareholders of FFD Financial Corporation will be held on October 15, 2002, at 1:00 p.m., Eastern Time, at the Monarch Center, 831 Boulevard, Dover, Ohio 44622. Shareholders are cordially invited to attend.

ANNUAL REPORT FORM 10-KSB

A copy of FFD's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to shareholders upon request to:

FFD Financial Corporation
321 North Wooster Avenue
Dover, Ohio 44622
Attention: Secretary

Jody Meyers

Notes:

Notes:

FFD Financial Corporation
First Federal Community Bank

321 N. Wooster Avenue
P.O. Box 38
Dover, OH 44622

Phone: 330.364.7777
Toll Free: 866.849.3560

www.onlinefirstfed.com

NASDAQ SmallCap Symbol: FFDF